EXHIBIT 99.1

Osisko Gold Intersects 7.28 g/t Au over 16.15 m (105 m Vertical Depth), including 173.66 g/t Au over 0.60 m, and 7.13 g/t Au over 11.60 m (61 m Vertical Depth) in Lowhee Zone Underground Infill Drilling at Cariboo Gold Project

HIGHLIGHTS
  3,933 m of new infill drilling in 36 holes from the Lowhee Zone 1290 m level. Highlight intercepts include:
  7.28 g/t Au over 16.15 m (~105 m vertical depth), including 173.66 g/t Au over 0.60 m, 6.80 g/t Au over 0.50 m, 5.39 g/t Au over 0.50 m, and 3.58 g/t Au over 0.50 m
  7.13 g/t Au over 11.60 m (~61 m vertical depth), including 62.06 g/t Au over 0.50 m, 31.88 g/t Au over 0.80 m, 18.85 g/t Au over 0.50 m, 7.13 g/t Au over 0.85 m, 6.47 g/t Au over 0.90 m, and 2.23 g/t Au over 0.85 m

TORONTO, Oct. 05, 2026 (GLOBE NEWSWIRE) -- Osisko Gold Group Inc. (NYSE: OGG, TSXV: OGG) ("Osisko Gold" or the "Company") is pleased to announce new results from its ongoing definition infill drilling program on 10-15 metre ("m") target spacing totaling 3,933 m in 36 holes drilled from the 1290 m level in the Lowhee Zone of the Company's flagship, permitted, 100%-owned Cariboo Gold Project (the "Project"), currently under construction in central British Columbia, Canada.

Chris Lodder, President, stated, "Ongoing underground infill drilling continues to strengthen our confidence in the Lowhee Zone of the Cariboo Gold deposit. Intercepts outside the modelled reserve stopes also suggest potential for resource conversion and upside mineralization, reinforcing the Cariboo Gold Project's potential as underground development advances into new zones."

Corporate Updates

  In connection with the ongoing construction of the Cariboo Gold Project, the Company, through its wholly-owned subsidiary, Barkerville Gold Mines Ltd., has awarded the continuing underground mine development and related works contract to current contractor JDS Energy & Mining Inc. ("JDS") effective October 5, 2026.
  The Company also announces that it has granted an aggregate of (i) 72,700 stock options of the Company (the "Options"), and (ii) 553,700 restricted share units of the Company ("RSUs") to certain newly hired senior officers and non-executive employees (collectively, the "Incentive Awards"), pursuant to the Company's omnibus equity incentive plan ("Omnibus Plan"). The Incentive Awards are designed to align the interests of the recipients with those of shareholders and support the execution of the Company's long-term growth strategy. The Options are exercisable at a price of C$4.00 per common share of the Company (based on the October 2, 2026, closing price on the TSX Venture Exchange) and will expire on October 5, 2031. The Options will vest in three equal installments over the next three years. The RSUs will cliff vest on October 5, 2029, and are subject to time and performance conditions.

DRILL ASSAY HIGHLIGHTS

This news release contains assays from thirty-six (36) diamond drillholes ("DD") completed in four fans totaling 3,933 m drilled to the northwest from the L1290-ORE-000 drill station with depths ranging from 81.20 to 150.50 m (see Table 1 and Figures 5-9). All holes were collared in HQ (63.5 millimetre diameter). Estimated true widths of intercepts are provided in Table 1. Select photon assay highlights include:

  7.28 grams per tonne ("g/t") gold ("Au") over 16.15 m at ~105 m vertical depth in BMU-26-121, including:
    173.66 g/t Au over 0.60 m, and
    6.80 g/t Au over 0.50 m, and
    5.39 g/t Au over 0.50 m, and
    3.58 g/t Au over 0.50 m
  7.13 g/t Au over 11.60 m at ~61 m vertical depth in BMU-26-075 (Figure 1), including:
    62.06 g/t Au over 0.50 m, and
    31.88 g/t Au over 0.80 m, and
    18.85 g/t Au over 0.50 m, and
    7.13 g/t Au over 0.85 m, and
    6.47 g/t Au over 0.90 m, and
    2.23 g/t Au over 0.85 m
  9.40 g/t Au over 8.50 m at ~72 m vertical depth in BMU-26-076, including:
    78.39 g/t Au over 0.65 m, and
    41.31 g/t Au over 0.55 m, and
    3.77 g/t Au over 0.55 m, and
    3.06 g/t Au over 0.50 m
  29.30 g/t Au over 2.10 m at ~62 m vertical depth in BMU-26-096 (Figure 2), including:
    111.38 g/t Au over 0.55 m
  10.26 g/t Au over 5.75 m at ~56 m vertical depth in BMU-26-076, including:
    60.62 g/t Au over 0.80 m, and
    7.84 g/t Au over 0.50 m, and
    5.28 g/t Au over 0.50 m, and
    4.82 g/t Au over 0.50 m
  4.04 g/t Au over 14.35 m at ~78 m vertical depth in BMU-26-098, including:
    29.57 g/t Au over 1.00 m, and
    20.35 g/t Au over 1.00 m, and
    7.06 g/t Au over 0.50 m
  9.98 g/t Au over 5.70 m at ~91 m vertical depth in BMU-26-118, including:
    72.45 g/t Au over 0.60 m, and
    8.75 g/t Au over 0.75 m, and
    6.38 g/t Au over 0.50 m, and
    3.16 g/t Au over 0.50 m
  11.17 g/t Au over 3.05 m at ~65 m vertical depth in BMU-26-119, including:
    50.82 g/t Au over 0.50 m, and
    14.38 g/t Au over 0.50 m
  2.71 g/t Au over 9.95 m at ~63 m vertical depth in BMU-26-097, including:
    19.51 g/t Au over 0.95 m, and
    6.95 g/t Au over 0.50 m, and
    4.87 g/t Au over 0.50 m
  4.10 g/t Au over 6.50 m at ~40 m vertical depth in BMU-26-047, including:
    17.25 g/t Au over 0.50 m, and
    14.98 g/t Au over 0.50 m, and
    9.18 g/t Au over 0.50 m, and
    6.33 g/t Au over 0.50 m, and
    2.51 g/t Au over 0.50 m

Complete assay highlights, including true width estimates, are presented in Table 1. Vertical depths are measured from modelled topographic surface to the interval mid-point. Drill hole locations and orientations are listed in Table 2. Intervals not recovered were assigned zero grade. Top cuts have not been applied to high grade assays.

Cut-off assay composites from ongoing infill drilling at the 1290 Level, presented in plan in Figure 5 and in cross section in Figures 6-9, show a degree of spatial correlation with modelled reserve stopes; intercepts outside these areas suggest potential for resource conversion and upside mineralization.

FIGURE 1: 7.13 g/t Au over 11.60 m at ~61 m vertical depth in BMU-26-075

FIGURE 2: Visible gold with pyrite under hand lens in composite interval with 29.30 g/t Au over 2.1 m at ~62 m vertical depth in BMU-26-096

FIGURE 3: Cariboo Gold Project deposit map with Location of Lowhee Zone and Cow Portal underground access.

FIGURE 4: Location and overview of ongoing Lowhee Zone underground definition infill diamond drilling.

FIGURE 5: Lowhee Zone select underground drilling highlights (plan view).

FIGURE 6: L1290-ORE-F09 select underground drill assay highlights (this release) with previously released surface and underground diamond drilling results in cross section by fan. New results from adjacent fans within slice (20 m looking 029°) omitted for visual clarity.

FIGURE 7: L1290-ORE-F10 select underground drill assay highlights (this release) with previously released surface and underground diamond drilling results in cross section by fan. New results from adjacent fans within slice (20 m looking 039°) omitted for visual clarity.

FIGURE 8: L1290-ORE-F11 select underground drill assay highlights (this release) with previously released surface and underground diamond drilling results in cross section by fan. New results from adjacent fans within slice (20 m looking 046°) omitted for visual clarity.

FIGURE 9: L1290-ORE-F12 select underground drill assay highlights (this release) with previously released surface and underground diamond drilling results in cross section by fan. New results from adjacent fans within slice (20 m looking 050°) omitted for visual clarity.

Table 1: Length weighted assay composites and individual samples>=1.8 g/t for Lowhee Zone underground DD.
Drillhole ID		From (m)	To (m)	Length (m)	Au g/t	Est. True Width (m)	Approx. Vertical Depth (m)
BMU-26-047		50.10	51.10	1.00	2.32	0.82	76
	Including	50.10	50.60	0.50	4.38
		83.00	83.50	0.50	2.34	0.41	49
		89.65	96.15	6.50	4.10	4.09	40
	Including	90.15	90.65	0.50	17.25
	and	92.15	92.65	0.50	2.51
	and	92.65	93.15	0.50	14.98
	and	94.15	94.65	0.50	6.33
	and	94.65	95.15	0.50	9.18
		99.30	100.30	1.00	2.67	0.64	34
	Including	99.30	99.80	0.50	4.05
BMU-26-050		85.30	91.80	6.50	1.92	5.37	45
	Including	87.30	87.80	0.50	1.99
	and	87.80	88.40	0.60	4.43
	and	88.90	89.50	0.60	3.74
	and	89.50	90.20	0.70	8.06
		101.65	103.65	2.00	2.96	1.64	33
	Including	102.15	102.65	0.50	9.84
BMU-26-053		48.00	48.50	0.50	2.24	0.38	82
		123.00	123.50	0.50	17.80	0.43	21
BMU-26-056		11.10	11.60	0.50	1.87	0.48	113
		46.90	48.40	1.50	3.52	1.45	85
	Including	47.40	47.90	0.50	10.26
		78.80	79.30	0.50	1.92	0.33	61
BMU-26-059		11.00	11.50	0.50	2.53	0.45	114
		35.90	36.40	0.50	2.11	0.49	97
		43.50	44.00	0.50	3.42	0.46	91
		87.00	89.50	2.50	2.21	2.48	61
	Including	87.00	87.50	0.50	2.66
	and	88.50	89.00	0.50	7.90
		93.60	94.10	0.50	2.07	0.50	58
BMU-26-062		11.00	11.50	0.50	3.41	0.49	115
		42.50	44.00	1.50	2.06	1.31	96
	Including	43.00	43.50	0.50	5.68
		60.20	61.70	1.50	2.97	1.48	86
	Including	61.20	61.70	0.50	7.79
		78.50	80.50	2.00	1.98	1.34	76
	Including	80.00	80.50	0.50	7.02
		84.80	86.30	1.50	6.27	1.15	73
	Including	85.30	85.80	0.50	18.52
BMU-26-065		12.00	12.50	0.50	3.57	0.43	116
		42.00	42.50	0.50	6.51	0.50	100
		60.50	61.00	0.50	3.24	0.41	92
		63.60	64.10	0.50	7.64	0.49	91
		67.60	68.10	0.50	5.01	0.48	89
BMU-26-067		13.40	14.90	1.50	1.98	1.30	117
	Including	13.40	13.90	0.50	2.99
	and	13.90	14.40	0.50	2.73
		41.40	43.00	1.60	5.23	1.59	109
	Including	41.40	41.90	0.50	16.43
		59.40	59.90	0.50	2.99	0.50	104
		63.40	63.90	0.50	1.95	0.50	103
		73.80	74.30	0.50	6.95	0.49	101
BMU-26-069		0.00	1.00	1.00	2.12	0.97	122
		14.50	15.00	0.50	13.87	0.46	119
		39.10	39.60	0.50	21.45	0.49	116
		45.00	49.50	4.50	2.10	4.04	115
	Including	45.00	45.50	0.50	13.23
	and	48.50	49.00	0.50	4.15
		82.20	87.00	4.80	2.66	4.51	115
	Including	82.20	82.70	0.50	15.58
	and	84.45	84.95	0.50	2.13
	and	86.00	87.00	1.00	3.81
BMU-26-070		35.10	35.60	0.50	2.31	0.43	124
		48.40	48.90	0.50	6.76	0.37	126
		59.00	59.50	0.50	4.03	0.32	127
		73.40	74.00	0.60	6.88	0.49	130
		88.40	90.25	1.85	1.94	1.06	134
	Including	89.20	89.75	0.55	3.87
BMU-26-072		39.10	40.60	1.50	5.43	1.45	87
	Including	39.60	40.10	0.50	15.77
		69.50	70.50	1.00	3.09	0.64	63
	Including	69.50	70.00	0.50	6.05
BMU-26-073		37.90	39.50	1.60	9.89	1.31	90
	Including	37.90	38.40	0.50	24.86
	and	38.40	39.00	0.60	5.54
		50.65	51.30	0.65	3.16	0.56	80
BMU-26-074		36.05	37.05	1.00	2.24	0.95	93
	Including	36.55	37.05	0.50	3.92
		48.20	49.20	1.00	4.23	0.95	84
	Including	48.20	48.70	0.50	8.30
		84.20	85.20	1.00	10.13	0.87	57
	Including	84.20	84.70	0.50	19.94
		99.05	102.40	3.35	2.98	3.15	45
	Including	101.60	102.40	0.80	11.02
BMU-26-075		10.80	11.30	0.50	2.85	0.47	114
		74.80	76.90	2.10	1.97	1.67	68
	Including	75.40	75.90	0.50	2.10
	and	75.90	76.90	1.00	2.99
		79.40	91.00	11.60	7.13	11.30	61
	Including	79.90	80.40	0.50	18.85
	and	81.70	82.50	0.80	31.88
	and	83.00	83.50	0.50	62.06
	and	86.55	87.40	0.85	2.23
	and	87.40	88.25	0.85	7.13
	and	90.10	91.00	0.90	6.47
		97.00	98.00	1.00	2.18	0.91	53
	Including	97.00	97.50	0.50	4.21
BMU-26-076		72.50	81.00	8.50	9.40	7.94	72
	Including	73.75	74.25	0.50	3.06
	and	75.10	75.65	0.55	41.31
	and	75.65	76.20	0.55	3.77
	and	76.20	76.85	0.65	78.39
		91.00	94.00	3.00	2.14	2.72	61
	Including	93.00	93.50	0.50	11.15
		97.60	103.35	5.75	10.26	5.21	56
	Including	99.50	100.00	0.50	4.82
	and	100.50	101.30	0.80	60.62
	and	101.30	101.80	0.50	5.28
	and	102.85	103.35	0.50	7.84
		110.40	111.90	1.50	2.75	1.43	48
	Including	110.40	110.90	0.50	2.42
	and	110.90	111.40	0.50	5.60
		113.30	114.30	1.00	8.23	1.00	46
	Including	113.30	113.80	0.50	15.88
BMU-26-077		7.50	8.00	0.50	2.59	0.49	118
		78.10	79.15	1.05	3.56	1.05	79
	Including	78.10	78.60	0.50	3.84
	and	78.60	79.15	0.55	3.32
		81.75	82.25	0.50	1.92	0.49	77
BMU-26-078		42.00	42.50	0.50	2.25	0.50	102
		68.50	69.50	1.00	1.97	0.97	91
	Including	68.50	69.00	0.50	3.22
		86.00	89.00	3.00	3.49	2.12	84
	Including	86.00	86.50	0.50	17.99
BMU-26-079		12.70	13.70	1.00	13.56	0.71	118
	Including	13.20	13.70	0.50	26.97
		43.90	45.40	1.50	3.90	1.43	109
	Including	44.90	45.40	0.50	11.51
		63.00	63.50	0.50	6.36	0.50	105
		69.60	71.10	1.50	2.53	1.48	103
	Including	69.60	70.10	0.50	7.08
		73.10	73.60	0.50	3.49	0.47	103
		79.00	81.10	2.10	5.88	2.07	101
	Including	80.60	81.10	0.50	24.35
BMU-26-080		14.80	15.30	0.50	18.58	0.45	120
		49.40	49.90	0.50	3.38	0.43	117
		71.50	72.00	0.50	2.60	0.48	117
		82.40	85.20	2.80	1.80	2.42	118
	Including	82.90	83.80	0.90	4.40
BMU-26-081		15.80	17.10	1.30	6.20	1.06	124
	Including	16.60	17.10	0.50	15.63
		44.35	44.85	0.50	3.00	0.43	127
		46.50	47.00	0.50	3.01	0.43	127
		53.65	54.70	1.05	3.70	0.80	128
	Including	54.20	54.70	0.50	7.53
		58.60	59.10	0.50	1.81	0.38	129
		77.50	79.00	1.50	5.23	1.15	133
	Including	77.50	78.00	0.50	15.19
		80.35	80.85	0.50	3.76	0.43	134
BMU-26-093		6.00	7.00	1.00	1.87	0.87	116
		68.00	71.05	3.05	3.07	2.64	67
	Including	68.90	69.40	0.50	2.01
	and	69.40	69.95	0.55	8.82
	and	69.95	70.55	0.60	3.27
BMU-26-094		36.00	39.05	3.05	5.23	2.74	93
	Including	38.05	38.55	0.50	29.40
		41.50	42.55	1.05	2.84	0.91	89
	Including	42.00	42.55	0.55	5.00
		57.00	57.50	0.50	1.94	0.35	78
		61.00	65.70	4.70	3.84	3.23	74
	Including	62.55	63.20	0.65	18.46
	and	63.70	64.20	0.50	7.34
	and	64.70	65.20	0.50	2.51
BMU-26-095		35.90	39.40	3.50	4.54	3.29	95
	Including	37.40	37.90	0.50	29.01
		65.90	66.40	0.50	3.04	0.47	75
BMU-26-096		68.30	70.80	2.50	3.39	2.17	77
	Including	68.30	68.80	0.50	2.50
	and	68.80	69.30	0.50	13.72
		91.40	93.50	2.10	29.30	1.79	62
	Including	91.90	92.45	0.55	111.38
		119.40	119.90	0.50	1.97	0.23	42
BMU-26-097		35.75	36.25	0.50	2.00	0.49	101
		67.25	77.10	9.85	1.95	9.44	81
	Including	67.75	68.55	0.80	3.63
	and	70.80	71.70	0.90	7.62
	and	72.80	73.50	0.70	2.44
	and	74.00	74.50	0.50	3.28
	and	74.50	75.00	0.50	8.49
		88.30	89.80	1.50	2.42	1.30	71
	Including	88.80	89.30	0.50	6.94
		97.00	106.95	9.95	2.71	8.76	63
	Including	97.00	97.50	0.50	6.95
	and	98.85	99.80	0.95	19.51
	and	106.45	106.95	0.50	4.87
		111.50	114.00	2.50	1.81	2.41	57
	Including	113.00	113.50	0.50	8.56
		130.80	137.00	6.20	2.32	5.99	47
	Including	133.25	133.75	0.50	14.79
	and	134.80	135.50	0.70	2.10
	and	135.50	136.25	0.75	3.77
BMU-26-098		65.75	67.50	1.75	2.44	1.74	89
	Including	65.75	66.25	0.50	7.65
		81.00	95.35	14.35	4.04	11.51	78
	Including	89.50	90.50	1.00	29.57
	and	92.00	92.50	0.50	7.06
	and	92.50	93.50	1.00	20.35
		107.40	119.50	12.10	2.07	10.48	65
	Including	107.40	108.00	0.60	3.44
	and	110.50	111.15	0.65	5.14
	and	111.65	112.15	0.50	8.08
	and	112.90	113.40	0.50	4.50
	and	113.40	113.90	0.50	13.82
	and	114.40	115.40	1.00	2.26
	and	115.40	116.00	0.60	1.98
BMU-26-099		83.50	85.50	2.00	2.12	1.47	89
	Including	85.00	85.50	0.50	7.35
		92.20	92.85	0.65	1.92	0.59	86
		94.35	97.00	2.65	1.83	2.25	85
	Including	94.85	95.85	1.00	2.33
BMU-26-100		11.20	12.20	1.00	10.38	0.97	120
	Including	11.70	12.20	0.50	19.78
		44.90	47.00	2.10	2.04	2.07	112
	Including	44.90	45.50	0.60	5.87
		66.00	69.00	3.00	2.85	2.90	109
	Including	68.50	69.00	0.50	16.13
		76.40	77.25	0.85	2.48	0.84	108
		90.00	91.50	1.50	2.83	1.06	106
	Including	91.00	91.50	0.50	8.26
		104.65	106.50	1.85	1.87	1.82	104
	Including	104.65	105.15	0.50	5.19
BMU-26-101		14.05	16.70	2.65	2.07	2.29	122
	Including	14.70	15.20	0.50	7.87
	and	15.20	15.70	0.50	2.47
		48.10	51.90	3.80	4.85	3.20	120
	Including	51.40	51.90	0.50	34.71
		66.00	68.50	2.50	2.19	2.25	121
	Including	68.00	68.50	0.50	10.61
		73.50	74.50	1.00	2.99	0.87	121
	Including	73.50	74.00	0.50	5.89
		90.10	91.10	1.00	4.60	0.71	122
	Including	90.10	90.60	0.50	8.92
		106.00	111.00	5.00	2.24	4.05	124
	Including	106.00	106.55	0.55	1.88
	and	108.00	108.50	0.50	7.79
	and	109.00	109.50	0.50	11.12
BMU-26-102		2.70	3.30	0.60	2.95	0.41	124
		8.30	8.80	0.50	1.85	0.35	124
		9.40	10.60	1.20	1.90	0.69	124
	Including	9.40	10.10	0.70	2.15
		17.00	17.50	0.50	10.93	0.41	124
		37.10	38.10	1.00	8.37	0.77	127
	Including	37.10	37.60	0.50	16.46
		58.30	58.80	0.50	3.21	0.35	131
BMU-26-116		16.20	16.80	0.60	2.36	0.42	124
		49.50	50.05	0.55	3.03	0.39	127
		53.15	53.65	0.50	2.41	0.45	128
		68.15	69.15	1.00	8.65	0.94	130
	Including	68.65	69.15	0.50	16.99
		72.50	73.00	0.50	2.32	0.43	131
		87.60	88.10	0.50	2.01	0.43	133
		89.70	90.30	0.60	4.63	0.52	134
		110.80	113.50	2.70	3.86	2.54	139
	Including	111.30	111.80	0.50	18.27
	and	111.80	112.40	0.60	1.81
		115.55	116.05	0.50	3.61	0.47	140
		119.00	119.50	0.50	2.01	0.47	140
BMU-26-117		11.50	13.30	1.80	2.35	1.63	121
	Including	12.30	12.80	0.50	7.95
		47.40	47.90	0.50	2.69	0.43	118
		93.40	93.90	0.50	2.40	0.43	118
		104.90	106.40	1.50	4.35	1.15	119
	Including	105.40	105.90	0.50	12.04
		116.50	117.00	0.50	2.43	0.35	120
BMU-26-118		10.90	11.90	1.00	8.87	0.94	119
	Including	10.90	11.40	0.50	17.52
		77.50	78.50	1.00	2.99	1.00	99
	Including	77.50	78.00	0.50	5.89
		98.40	99.40	1.00	2.40	0.94	94
	Including	98.40	98.90	0.50	2.46
	and	98.90	99.40	0.50	2.33
		110.90	116.60	5.70	9.98	5.36	91
	Including	111.45	111.95	0.50	6.38
	and	111.95	112.55	0.60	72.45
	and	112.55	113.30	0.75	8.75
	and	113.30	113.80	0.50	3.16
BMU-26-119		34.50	35.00	0.50	4.24	0.47	104
		44.50	46.00	1.50	5.55	1.48	99
	Including	44.50	45.00	0.50	15.26
		64.00	66.00	2.00	2.40	1.81	90
	Including	64.00	64.70	0.70	6.19
		88.90	89.40	0.50	27.24	0.47	77
		100.90	105.90	5.00	2.07	4.83	69
	Including	100.90	101.40	0.50	2.18
	and	101.40	102.00	0.60	1.90
	and	102.00	102.50	0.50	8.41
	and	102.50	103.00	0.50	1.92
	and	104.00	104.50	0.50	3.21
	and	105.40	105.90	0.50	1.90
		111.20	114.25	3.05	11.17	2.34	65
	Including	111.75	112.25	0.50	50.82
	and	113.25	113.75	0.50	14.38
BMU-26-120		24.00	25.00	1.00	1.81	0.91	106
	Including	24.50	25.00	0.50	3.49
		33.30	34.70	1.40	6.97	1.21	99
	Including	33.30	34.20	0.90	10.78
		52.50	54.50	2.00	3.30	1.73	87
	Including	53.00	53.50	0.50	12.86
BMU-26-121		14.25	30.40	16.15	7.28	13.99	105
	Including	17.90	18.40	0.50	3.58
	and	18.40	19.00	0.60	173.66
	and	26.60	27.10	0.50	6.80
	and	29.90	30.40	0.50	5.39
		39.00	40.90	1.90	1.95	1.72	91
	Including	39.90	40.40	0.50	6.63
		47.90	51.00	3.10	1.98	1.99	85
	Including	48.90	49.40	0.50	5.50
	and	49.40	49.90	0.50	1.84
		52.00	53.00	1.00	1.96	0.94	82
	Including	52.50	53.00	0.50	2.79
		56.90	58.00	1.10	2.56	0.84	79
	Including	57.40	58.00	0.60	4.56

Table 2: Underground DD collar locations, drillhole orientations, and max depths. Negative dips point down.
Drillhole ID	Mine Location	Easting (UTM Zn 10N)	Northing (UTM Zn 10N)	Elevation (m)	Dip	Azimuth	Depth (m)
BMU-26-047	L1290-ORE-000	596489	5882890	1292	33	302	123.20
BMU-26-050	L1290-ORE-000	596489	5882890	1292	28	302	126.30
BMU-26-053	L1290-ORE-000	596489	5882890	1291	22	302	132.40
BMU-26-056	L1290-ORE-000	596489	5882890	1291	16	302	112.90
BMU-26-059	L1290-ORE-000	596489	5882890	1291	10	302	103.90
BMU-26-062	L1290-ORE-000	596489	5882890	1290	3	302	96.50
BMU-26-065	L1290-ORE-000	596489	5882890	1290	-4	302	93.30
BMU-26-067	L1290-ORE-000	596489	5882890	1290	-16	302	87.40
BMU-26-069	L1290-ORE-000	596489	5882890	1290	-27	302	87.50
BMU-26-070	L1290-ORE-000	596489	5882890	1289	-38	302	96.20
BMU-26-072	L1290-ORE-000	596489	5882890	1292	33	309	96.20
BMU-26-073	L1290-ORE-000	596489	5882890	1292	28	309	111.30
BMU-26-074	L1290-ORE-000	596489	5882890	1291	22	309	120.40
BMU-26-075	L1290-ORE-000	596489	5882890	1291	16	309	118.90
BMU-26-076	L1290-ORE-000	596489	5882890	1291	10	309	114.30
BMU-26-077	L1290-ORE-000	596489	5882890	1290	3	309	113.10
BMU-26-078	L1290-ORE-000	596489	5882890	1290	-4	309	102.30
BMU-26-079	L1290-ORE-000	596489	5882890	1290	-17	309	93.40
BMU-26-080	L1290-ORE-000	596489	5882890	1289	-27	309	97.30
BMU-26-081	L1290-ORE-000	596489	5882890	1289	-38	309	105.20
BMU-26-093	L1290-ORE-000	596490	5882890	1292	33	316	81.30
BMU-26-094	L1290-ORE-000	596490	5882890	1292	28	316	81.20
BMU-26-095	L1290-ORE-000	596489	5882890	1291	22	316	87.40
BMU-26-096	L1290-ORE-000	596490	5882890	1291	17	316	150.50
BMU-26-097	L1290-ORE-000	596490	5882890	1291	10	317	137.00
BMU-26-098	L1290-ORE-000	596490	5882890	1290	3	316	122.00
BMU-26-099	L1290-ORE-000	596489	5882890	1290	-4	316	116.00
BMU-26-100	L1290-ORE-000	596489	5882891	1290	-16	316	113.00
BMU-26-101	L1290-ORE-000	596489	5882891	1289	-27	316	114.50
BMU-26-102	L1290-ORE-000	596490	5882890	1289	-38	316	111.30
BMU-26-116	L1290-ORE-000	596490	5882891	1289	-33	320	120.50
BMU-26-117	L1290-ORE-000	596490	5882891	1289	-21	320	119.00
BMU-26-118	L1290-ORE-000	596490	5882891	1290	-7	320	126.50
BMU-26-119	L1290-ORE-000	596490	5882891	1291	7	320	134.00
BMU-26-120	L1290-ORE-000	596490	5882890	1291	21	320	89.00
BMU-26-121	L1290-ORE-000	596490	5882890	1292	33	320	97.90

ABOUT LOWHEE ZONE

Geological mapping and geochemical sampling were carried out on Barkerville Mountain from 2017-2018, with the Lowhee Zone identified as a high-priority drill target. From 2019 to 2022, a total of 167 surface drill holes were completed, totaling 54,494.5 m.

The Lowhee Zone is accessed through the Cow portal on the northwestern flank of Barkerville Mountain (Figure 3 and Figure 4). Cow portal construction was completed in Q4 2024 and development of the underground ramp into the Lowhee Zone commenced in Q1 2025. The probable mineral reserves estimate for the Lowhee Zone (with an effective date of April 10, 2025) includes 104,491 ounces of contained Au (923,162 tonnes grading 3.52 g/t Au) and represents approximately 5% of the total contained gold in the estimated probable mineral reserves for the Cariboo Gold Project.

ABOUT CARIBOO GOLD PROJECT

The Cariboo Gold Project is a permitted, 100%-owned feasibility-stage project currently under construction located in the historic Wells-Barkerville mining camp of central British Columbia, Canada. Spanning approximately 186,740 hectares, the Company's land package includes 443 mineral titles and covers an area that extends approximately 77 kilometres from northwest to southeast. In late 2024, the Project was granted the Mines Act and Environmental Management Act (British Columbia) permits, marking the successful completion of the permitting process for key approvals. On September 14, 2026, the Company announced a formal positive decision to proceed with the construction of the Project, with an expected first gold pour in Q1 2029 and commercial production in H2 2029.

Technical Reports

Scientific and technical information relating to the Cariboo Gold Project and the 2025 feasibility study on the Cariboo Gold Project is supported by the technical report, titled "NI 43-101 Technical Report, Feasibility Study for the Cariboo Gold Project, District of Wells, British Columbia, Canada" and dated June 11, 2025 (with an effective date of April 25, 2025) (the "Cariboo Technical Report").

For readers to fully understand the information in the Cariboo Technical Report, reference should be made to the full text of the Cariboo Technical Report in its entirety, including all assumptions, parameters, qualifications, limitations and methods therein. The Cariboo Technical Report is intended to be read as a whole, and sections should not be read or relied upon out of context. The Cariboo Technical Report was prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and is available electronically on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under Osisko Gold's issuer profile and on the Company's website at www.osiskogold.ca.

Qualified Persons

The scientific and technical information in this news release has been reviewed, verified and approved by Scott Smith, P. Geo., Vice President, Exploration of Osisko Gold, a "qualified person" within the meaning of NI 43-101. Verification includes core photo and three-dimensional review of logged drillhole data and assays consistent with the Company's standard procedures.

Quality Assurance (QA) – Quality Control (QC)

All drill core was whole core sampled in on-site logging facilities following daily QAQC checks for logging and sampling errors. Quality control (QC) samples are inserted at regular intervals in the sample stream, including blanks and reference materials with all sample shipments to monitor laboratory performance. Samples are bagged, labelled, sealed with numbered security tags.

Samples are taken by expeditor from the logging facilities direct to MSALABS's analytical facility in Prince George, B.C., Canada, for preparation and analysis. MSALABS is independent of the Company. The MSALABS facility is accredited to the ISO/IEC 17025 standard for gold assays, and all analytical methods include quality control materials at set frequencies with established data acceptance criteria. The entire sample is dried, crushed, and split into sealed containers. Analysis for gold is by gamma ray analysis using the Chrysos PhotonAssay (PA1408X). Samples are bombarded with gamma rays and the resulting signal is sent to the detectors.

ABOUT OSISKO GOLD GROUP INC.
Osisko Gold Group Inc. is a North American gold development company focused on past-producing mining camps with district-scale potential. The Company's objective is to become an intermediate gold producer through the development of its flagship, fully permitted, 100%-owned Cariboo Gold Project, currently under construction in central British Columbia, Canada. The Project is situated within the Company's broader Cariboo regional land package, which hosts numerous prospective exploration targets and provides opportunities for future discoveries. Its Cariboo project pipeline is complemented by the Tintic Project, located in the historic East Tintic mining district in Utah, U.S.A., a brownfield property with significant exploration potential, extensive historical mining data, and access to established infrastructure. Osisko Gold is focused on developing long-life mining assets in mining-friendly jurisdictions while maintaining a disciplined approach to capital allocation, development risk management, and mineral inventory growth.

For further information, visit our website at www.osiskogold.ca or contact:

Sean Roosen Chairman and CEO Email: sroosen@osiskogold.ca Tel: +1 (514) 940-0685	Philip Rabenok Vice President, Investor Relations Email: prabenok@osiskogold.ca Tel: +1 (437) 423-3644

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward-looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, as amended) (collectively, "forward-looking statements"). Such forward-looking statements are identified with words such as "may", "will", "would", "could", "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee", "objective", "strategy", variants of these words or the negative or comparable terminology, as well as terms usually used in the future and the conditional. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including the assumptions, qualifications, limitations or statements pertaining to: the utility and significance of the underground infill drilling results and the interpretation thereof; the interpretation and accuracy of intercepts outside modelled reserve stopes to suggest potential for resource conversion and upside mineralization (if at all); the potential for upside at depth and along strike of the known mineral resource footprint (if any); the interpretation and accuracy of spatial geometries, geological structure and local variability modeling and assumptions in regard to potential reserve or resource revisions (if at all); the ability and utility of exploration and infill drilling to inform resource modeling, mine planning, production stope design procedures and parameters, refinement of infill drill requirements, and the appropriate drill spacing for future infill drilling (if at all); the results (if any) of further exploration work and ability of the Company to define and expand mineral resources beyond current mineral resource estimates; mineral resource category conversion; the prospectivity of exploration in targets outside of currently defined mineral reserves and/or mineral resources; the performance of the underground mine development and related works contract with JDS and the advancement of underground development into new zones; the anticipated construction of the Cariboo Gold Project, including the expected timing of first gold pour and commercial production; the vesting, exercise and settlement of the Incentive Awards, including the satisfaction of applicable time and performance conditions; assumptions, qualifications and parameters underlying the Cariboo Technical Report (including, but not limited to, the mineral resources, mineral reserves, production profile, mine design and project economics); the results of the Cariboo Technical Report as an indicator of quality and robustness of the Cariboo Gold Project; the ability of the Company to achieve the estimates outlined in the Cariboo Technical Report in the timing contemplated (if at all); the future development and operations at the Cariboo Gold Project; management's perceptions of historical trends, current conditions and expected future developments; the utility and significance of historic data, including the significance of the district hosting past producing mines; the ability of exploration work (including drilling and sampling) to accurately predict mineralization; the ability of the Company to complete its exploration and development objectives for its projects in the timing contemplated and within expected costs (if at all); the ability to adapt to changes in gold prices, estimates of costs, estimates of planned exploration and development expenditures; the Company's strategy and objectives relating to the Cariboo Gold Project as well as its other projects; the assumptions, qualifications and limitations relating to the Cariboo Gold Project being permitted; the exploration potential and prospectivity (if any) of its properties; 'regulatory framework remaining defined and understood as well as other considerations that are believed to be appropriate in the circumstances, and any other information herein that is not a historical fact may be "forward looking information". Actual results could differ materially due to a number of factors, including, without limitation: 'risks relating to third-party approvals, including the issuance of permits by governments; risks relating to the performance of contractors, including JDS; capital market conditions and the Company's ability to access capital on terms acceptable to the Company for the contemplated exploration, development and construction at the Company's properties; risks related to the exploration, development, construction and operation of the Cariboo Gold Project, including delays and cost overruns; risks related to geological modeling and resource estimation; health, safety and security incidents; regulatory delays or changes in regulatory framework and applicable laws; labour shortages or disputes; general economic and market conditions and business conditions in the mining industry; fluctuations in commodity prices and currency exchange rates, as well as those risks and factors disclosed in the Company's most recent annual information form, financial statements and management's discussion and analysis as well as other public filings on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov).

Although the Company believes the expectations conveyed by the forward-looking statements are reasonable based on information available as of the date hereof, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. Forward-looking statements are not guarantees of performance and there can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

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